As filed with the Securities and Exchange Commission on July 23, 2004
                          Registration No. 333-117436

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM F-6
     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 AS AMENDED FOR
           DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                                 J SAINSBURY PLC
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

            The United Kingdom of Great Britain and Northern Ireland (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 111 Wall Street
                            New York, New York 10043
                                 (212) 657-2026
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                Donald J. Puglisi
                              Puglisi & Associates
                          850 Library Avenue, Suite 204
                             Newark, Delaware 19711
                                 (302) 738-6680
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                        --------------------------------

                                   Copies to:
Brigid Rentoul                                  Frettra M. Miller, Esq.
Linklaters                                      Citibank, N.A.
One Silk Street                                 388 Greenwich Street, 19th Floor
London EC2Y 8HQ                                 New York, New York 10013
United Kingdom
                        --------------------------------

        It is proposed that this filing become effective under Rule 466:
                             (check appropriate box)

                            |X| immediately upon filing.
                            |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. |_|

      This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

Item Number and Caption                              Location in Form of American
-----------------------                              Depositary Receipt ("ADR")
                                                     Filed Herewith as Prospectus
                                                     ----------------------------
1.    Name of depositary and address of           Face of ADR - Introductory Paragraph
      its principal executive office

2.    Title of ADRs and identity of               Face of ADR - top center
      deposited securities

      Terms of Deposit:

      (i)    The amount of deposited              Face of ADR - upper right corner
             securities represented by
             one American Depositary
             Share ("ADS")

      (ii)   The procedure for voting, if         Reverse of ADR - Paragraphs 15 and 16
             any, the deposited
             securities

      (iii)  The collection and                   Reverse of ADR - Paragraph 14
             distribution of dividends

      (iv)   The transmission of notices,         Reverse of ADR - Paragraphs 13 and 16
             reports and proxy soliciting
             material

      (v)    The sale or exercise of              Reverse of ADR - Paragraph 14
             rights

      (vi)   The deposit or sale of               Face of ADR - Paragraph 3
             securities resulting from            Reverse of ADR - Paragraph 17
             dividends, splits or plans
             of reorganization

      (vii)  Amendment, extension or              Reverse of ADR - Paragraphs 21, and 22
             termination of the deposit
             agreement

      (viii) Rights of holders of ADRs            Reverse of ADR - Paragraph 13
             to inspect the transfer
             books of the depositary and
             the list of holders of ADRs

      (ix)   Restrictions upon the right          Face of ADR - Paragraphs 2, 3, 4, 6, 9 and 10
             to deposit or withdraw the
             underlying securities

      (x)    Limitation upon the                  Reverse of ADR - Paragraphs 18 and 19
             liability of the depositary

3.    Fees and charges which may be               Face of ADR - Paragraph 10
      imposed directly or indirectly
      against holders of ADRs

Item 2. AVAILABLE INFORMATION

J Sainsbury plc furnishes the Securities and Exchange Commission (the "Commission") with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934. These public reports and documents can be inspected by holders of ADRs and copied at public reference facilities maintained by the Commission located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the following Regional Office of the Commission: Chicago Regional Office, Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a) Deposit Agreement, dated as of April 28, 1995, by and among J Sainsbury plc (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder). *

            (b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. -- None

            (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. -- None

            (d) Opinion of Frettra M. Miller, counsel to the Depositary, as to the legality of the securities to be registered. *

            (e) Rule 466 Certification. -- Filed herewith as Exhibit (e).

            (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. *

Item 4. UNDERTAKINGS

            a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

            b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

----------

* Previously filed and incorporated by reference to Registration Statement No. 333-117436.

            This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 is being filed to insert the text "on behalf of Puglisi & Associates" below the name "Donald J. Puglisi" in the signature block for the Authorized Representative in the United States.

                                   SIGNATURES

            Pursuant to Rule 478 promulgated pursuant to the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 is being signed by the Registrant for the purpose of correcting a typographical error contained in the Registration Statement on Form F-6 (Reg. No. 333-117436).

                                    Legal entity created by the Deposit
                                    Agreement for the issuance of American
                                    Depositary Receipts evidencing American
                                    Depositary Shares, each representing 4
                                    ordinary shares, nominal value 28 4/7p per share, of J Sainsbury plc.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By:    /s/ Dana Lowe
                                        ----------------------
                                    Name:  Dana Lowe
                                    Title: Vice President

                                Index to Exhibits

                                                                Sequentially
Exhibit              Document                                   Numbered Page
-------              --------                                   -------------

(e)                  Certification under Rule 466